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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	TSAC CORP. (Last) (First) (Middle)		October 11, 2002		30-0088950

	600 Madison Avenue, Eighth Floor (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			LITTLE SWITZERLAND, INC. (OTCBB:LSVI.OB)		☐	Director	☒	10% Owner
					☐	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
New York , New York , 10022 (City) (State) (Zip)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒	Form Filed by One Reporting Person
					☐	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non- Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock, par value $0.01 per share		6,425,452(1)		D

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	N/A

Explanation of Responses:

(1) On October 11, 2002, TSAC Corp. acquired 4,456,760 shares of the Common Stock, $0.01 par value per share, of Little Switzerland, Inc. pursuant to a tender offer by TSAC Corp. for all of the outstanding shares of Little Switzerland, Inc. Common Stock at a price of $2.40 per share. Also on October 11, 2002, TSAC Corp. acquired 1,968,692 shares of the Common Stock, $0.01 par value per share, of Little Switzerland, Inc. at a price of $2.40 per share pursuant to a Stock Purchase Agreement with Seymour Holtzman, Steven Holtzman and Jewelcor Management, Inc. As of October 11, 2002, TSAC Corp. owns directly 6,425,452 shares of the Common Stock, $0.01 par value per share, of Little Switzerland, Inc.

/s/ PATRICK B. DORSEY	October 15, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.